
September 15, 2014

Via Email
Andrew Weeraratne
Chief Executive Officer
Natural Gas Fueling & Conversion Inc.
7135 Collins Avenue, No. 624
Miami Beach, FL 33141

> **Re: Natural Gas Fueling & Conversion Inc.**
> **Post-Effective Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed September 12, 2014**
> **File No. 333-192590**

Dear Mr. Weeraratne:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. Please confirm, if true, that, to date, you have not made any offers or sales under the Form S-1 or that, if you did make any offers, such offers were rejected.

2. We note your disclosure that this is a self-underwritten offering, that you also may engage an investment banker to sell some portion of the shares covered by the registration statement, and that you have not yet engaged an investment banker for this purpose. Please confirm your understanding that, should you hire an investment banker to act on your behalf and the offering therefore is no longer solely a self-underwritten offering, you must file a post-effective amendment that reflects the change in your Plan of Distribution.

3. Given the significant change in your offering price, please tell us why you determined that it was unnecessary to revise the Determination of Offering Price section of your

filing, or revise this section as necessary.

4. Please revise your disclosure to indicate briefly the reason for the change in offering price.

5. We note that there have been various changes among your board of directors and officers that apparently should have been reported on Form 8-K. Please file a Form 8-K, as appropriate, to disclose any such reportable events.

You may contact Scott M. Anderegg, Attorney-Adviser, at (202) 551-3342, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara Ransom
Assistant Director